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      As filed with the Securities and Exchange Commission on July 27, 2007

Registration No.333-136862

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                 NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                 CAYMAN ISLANDS
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS

             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 +1 212 250 9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                               New York, NY 10011
                                 +1 212 664 1666

       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

     Francis Fitzherbert-Brockholes                   Z. Julie Gao
            White & Case LLP                      Latham & Watkins LLP
           5 Old Broad Street                41st Floor, One Exchange Square
             London EC2N 1DW                    8 Connaught Place, Central
            +44 20 7532 1400                            Hong Kong
                                                     +852 2522 7886

It is proposed that this filing become effective
under Rule 466:                                     [ ] immediately upon filing.
                                                    [ ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: [ ]

This Post-Effective Amendment No.1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.
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
                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the Supplemental Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No.1 to Registration Statement on Form F-6, which form of American Depositary Receipt is incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                             LOCATION IN FORM OF AMERICAN
                                             DEPOSITARY RECEIPT
ITEM NUMBER AND CAPTION                      FILED HEREWITH AS PROSPECTUS
---------------------------------------      -----------------------------------
1.   Name of depositary  and address         Face of Receipt, Introductory
     of its  principal  executive            Article
     office

2.   Title of Receipts and identity of       Face of Receipt, Introductory
     deposited securities                    Article

     Terms of Deposit:

     (a)  The amount of deposited            Face of Receipt, Introductory
          securities  represented by         Article upper right corner
          one American Depositary Share

     (b)  The  procedure for voting,         Reverse of Receipt, Article 15
          if any, the deposited
          securities

     (c)  The collection and                 Reverse of Receipt, Article 13
          distribution of dividends

     (d)  The   transmission of              Face of Receipt, Article 12,
          notices, reports and proxy         Reverse of Receipt, Articles 14
          soliciting material                and 15

     (e)  The sale or exercise of            Face of Receipt, Articles 2 and 6,
          rights                             Reverse of Receipt, Articles 13,
                                             16 and 21

     (f)  The  deposit or sale of            Reverse of Receipt, Articles 13 and
          securities resulting from          16
          dividends, splits or plans of
          reorganization

     (g)  Amendment, extension or            Reverse of Receipt, Articles 20 and
          termination of the deposit         21 (no provision for extension)
          arrangements

     (h)  Rights of holders of Receipts      Face of Receipt, Article 12
          to inspect the  transfer
          books of the depositary and
          the list
          of holders of Receipts

     (i)  Restrictions upon the right        Face of Receipt, Articles 2, 3
          to deposit  or  withdraw the       and 4
          underlying securities

     (j)  Limitation upon the liability      Face of Receipt, Articles 6 and 10,
          of the depositary                  Reverse of Receipt, Articles 15,
                                             16 17, 18 and 21

3.   Fees and Charges                        Face of Receipt, Article 9

Item 2.   AVAILABLE INFORMATION

New Oriental Education & Technology Group Inc. (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549, at the principal executive office of the Depositary (as defined below) and, where made available by the Commission, on the Commission's website (www.sec.gov).

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)(1) Form of Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A and B thereto. Previously filed as Exhibit (a) to Form F-6 (File No. 333-136862), dated August 24, 2006 and incorporated herein by reference.

(a)(2) Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Company and the Depositary (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A and B thereto). Filed herewith as Exhibit (a)(2).

(c) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed as Exhibit (d) to Form F-6 (File No. 333-136862), dated August 24, 2006 and incorporated herein by reference.

(e)       Certification under Rule 466. Not Applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Filed with Form F-6
          (File No. 333-136862), dated August 24, 2006 and incorporated herein by reference.

Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on July 27, 2007.

                                             Legal entity created by the
                                             Deposit Agreement for the issuance
                                             of American Depositary Receipts
                                             evidencing American Depositary
                                             Shares, each representing 4 Common
                                             Shares, par value $0.01 each, of
                                             the Company.

                                             DEUTSCHE BANK TRUST COMPANY
                                             AMERICAS, solely in its capacity as
                                             Depositary


                                             By:  /s/ Tom Murphy
                                                  ------------------------------
                                             Name:  Tom Murphy
                                             Title: Vice President

                                             By:  /s/ Jeff Margolick
                                                  ------------------------------
                                             Name:  Jeff Margolick
                                             Title: Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, New Oriental Education & Technology Group Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China on July 27, 2007.

                                             NEW ORIENTAL EDUCATION & TECHNOLOGY
                                             GROUP INC.


                                             By:  /s/ Louis T . Hsieh
                                                  ------------------------------
                                             Name:  Louis T. Hsieh
                                             Title: Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No.1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 27, 2007.

Name                                     Title
---------------------------------------  ---------------------------------------

By:  /s/ Michael Minhong Yu              Chairman and Chief  Executive  Officer
     ----------------------------------  (Principal  Executive Officer)
Name:   Michael Minhong Yu

By:  /s/ Louis T. Hsieh                  Chief Financial Officer
     ----------------------------------  (Principal Financial Officer)
Name:   Louis T. Hsieh

By:  /s/ Louis T. Hsieh                  Director  of Finance  and  Controller
     ----------------------------------  (Principal  Accounting Officer)
Name:   Louis T. Hsieh as Attorney on
        behalf of Ping Wei

By:  /s/ Louis T. Hsieh                  Director
     ----------------------------------
Name:   Louis T. Hsieh as Attorney on
        behalf of Chenggang Zhou

By:  /s/ Louis T. Hsieh                  Director
     ----------------------------------
Name:   Louis T. Hsieh as Attorney on
        behalf of Xiaohong Chen

  SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE REGISTRANT

Pursuant to the requirements of the Securities Act, the duly authorized representative in the United States of the Registrant, has signed this Post-Effective Amendment No.1 to Registration Statement on Form F-6 or amendment thereto in Newark, Delaware on July 27, 2007.

                                             PUGLISI & ASSOCIATES

                                             Donald J. Puglisi, as authorized
                                             representative


                                             By: /s/ Donald J. Puglisi
                                                 -------------------------------
                                             Name:  Donald J. Puglisi
                                             Title: Managing Director, Puglisi
                                                    & Associates

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit Number                                                     Numbered Page
--------------  ----------------------------------------------------------------
(a)(2)          Supplemental Agreement to Deposit Agreement,  dated as of
                June 5, 2007, between the Company and the Depositary (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A and B thereto).